PRESS RELEASE

PARAMOUNT ENERGY TRUST ADVISES OF TRUST UNITS TRADING EX-RIGHTS AND RIGHTS TRADING ON A WHEN ISSUED BASIS

February 12, 2003. Paramount Energy Trust (“PET”) (TSX : PMT.UN) advises that PET’s trust units (the “Trust Units”) will commence trading ex-rights at the open of markets on the Toronto Stock Exchange on February 12, 2003. In addition, the rights to purchase further Trust Units to be issued by PET as referred to below will commence trading on a when issued basis on the TSX under trading symbol “PMT.RT” at the same time.

On or about February 15, 2003, PET will issue to holders of PET Trust Units three rights (the “Rights”) for every Trust Unit held of record as of 4:30 p.m. (Calgary time) on February 14, 2003. Each Right will entitle its holder to subscribe for one Trust Unit at a price of Cdn $5.05 per Trust Unit until 4:30 p.m. (Calgary time) on March 10, 2003.

BMO Nesbitt Burns Inc., CIBC World Markets Inc. and FirstEnergy Capital Corp. have agreed to act as dealer managers in Canada under the rights offering.

Persons resident in Canada can view a copy of a Canadian final prospectus of PET at the SEDAR website at www.sedar.com and persons resident in the United States can view a copy of a U.S. registration statement of PET at the EDGAR website which can be located through www.sec.gov . The Canadian final prospectus and the U.S. Registration Statement qualify, among other things, the issuance of the Rights and the Trust Units issuable upon the exercise of the Rights.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State. The Rights and Trust Units issuable upon exercise of the Rights are in connection with a distribution by PET (the issuer of those securities). A written prospectus relating to this distribution may be obtained from:

In Canada:	In the United States:

BMO Nesbitt Burns Inc. Shane Fildes 1400, 421 – 7 Avenue SW Calgary, Alberta T2P 4K9 (403) 515-1500	BMO Nesbitt Burns Corp. Bill Schneider 700 Louisiana Street, Suite 4425 Houston, Texas 77002 (713) 223-4400

CIBC World Markets Inc. Brian Heald 9th Floor, Bankers Hall East 855 – 2 Street SW Calgary, Alberta T2P 4J7 (403) 260-0500	CIBC World Markets Corp. David Ash 1600 Smith Street, Suite 3100 Houston, Texas 77002 (713) 650-2000

FirstEnergy Capital Corp. John Chambers 1600, 333 – 7 Avenue S.W. Calgary, Alberta T2P 2Z1 (403) 262-0600	FirstEnergy Capital (USA) Corp. James Davidson 1600, 333 – 7 Avenue SW Calgary, Alberta T2P 2Z1 (403) 262-0600

Paramount Energy Trust is a natural gas-focussed Canadian energy trust.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Paramount Energy Operating Corp,
administrator of Paramount Energy Trust

Susan L. Riddell Rose
President and Chief Operating Officer
(403) 269-4400

or

Gary C. Jackson
Vice-President, Land, Legal and Acquisitions
(403) 269-4400

or

Cameron R. Sebastian
Vice-President, Finance and CFO
(403) 269-4400